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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

November 7, 2003	File Number: 0-31384

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest,
Bureau 1200,
Montréal, Québec H3B 4Y8,
(514) 392-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: November 7, 2003	[Signed: Graham E. Bagnall]

	Name:	Graham E. Bagnall
	Title:	Vice-President and Comptroller

Bell
Canada
International

Q3	Interim Report
Third Quarter 2003

Third Quarter 2003 Interim Management’s Discussion & Analysis

This interim management’s discussion and analysis of financial condition and results of operations (“Interim MD&A”) for the third quarter of 2003 focuses on the results of the operations and financial situation of Bell Canada International Inc. (“BCI” or the “Corporation”) and should be read in conjunction with BCI’s unaudited interim consolidated financial statements for such period contained elsewhere herein and with the annual MD&A contained in BCI’s Annual Report for 2002.

Certain sections of this Interim MD&A contain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed under “Risk Factors”.

Capitalized terms used herein, and not otherwise defined, have the meanings defined in the annual MD&A contained in BCI’s Annual Report for 2002 and the interim financial statements contained herein.

Overview

BCI is operating under a plan of arrangement (the "Plan of Arrangement") approved by the Ontario Superior Court of Justice (the ”Court”), pursuant to which it intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Although BCI estimates that a preliminary distribution to shareholders could be made in the second half of 2004, such distribution may be delayed (see Risk Factors – “Timing of Distributions and Completion of the Plan of Arrangement” and “Future Costs”).

Under the Plan of Arrangement, the operations of the Corporation consist solely of executing the steps contemplated in the Plan of Arrangement with the assistance of a court-appointed monitor (the “Monitor”).

Following the agreement announced on June 3, 2002 whereby BCI agreed to sell its interest in Telecom Américas Ltd. ("Telecom Américas"), since July 1, 2002 the consolidated statements of earnings and cash flows of BCI have reflected only its activities as a holding company.

Accordingly, in order to provide relevant information, this Interim MD&A focuses principally on an analysis of BCI’s balance sheet presented in the form of a statement of net assets at September 30, 2003, and discussion of the possible future events and contingencies that could cause net assets to change and consequently affect the amounts which would be available for distribution to shareholders.

Statement of Net Assets

The following table summarizes the consolidated balance sheet of the Corporation as at September 30, 2003 in the form of a statement of net assets. The only difference between the consolidated balance sheet and the statement of net assets is the inclusion of estimated future net costs of $15.0 million until December 31, 2004 (being the end of the six-month period during which the Corporation estimates it may be in a position to make a preliminary distribution to shareholders).

S T A T E M E N T O F N E T A S S E T S

As at September 30, 2003 (in thousands of Canadian dollars)

Assets
Cash and cash equivalents	$32,358
Temporary investments	360,665
Notes Receivable	1,587
Other current assets	3,513

Total current assets	398,123

Long-term investments	15,000
Deferred charges and net fixed assets	970

Total assets	$414,093

Liabilities
Accounts payable and accrued liabilities	$17,720
Provision for Vésper loan guarantees	27,237
Debt due September 29, 2004	160,000

Total liabilities	204,957

Net assets as at September 30, 2003	$209,136

Estimated future net costs until December 31, 2004	15,044

Estimated future net assets as at December 31, 2004 (1)	$194,092

(1) Before unaccrued contingencies – see note 9 to the interim financial statements and the discussion that follows.

Since the last quarter, the estimated future net assets as at December 31, 2004 has not changed.

The accompanying interim consolidated financial statements which form the basis of the summarized statement of net assets shown above, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The principal current assets of the Corporation as at September 30, 2003 were cash and temporary investments.

The Corporation’s note receivable consisted of US$1.2 million due from Axtel as a result of part of the consideration received for settlement of obligations under a BCI service agreement as part of the restructuring transaction undertaken by Axtel announced on March 27, 2003.

Included in other current assets is accrued interest on cash and temporary investments.

As at September 30, 2003, the Corporation’s investment in Canbras Communications Corp. (“Canbras”) was recorded at the lower of carrying value of $15 million and estimated net realizable value.

Accounts payable and accrued liabilities of $17.7 million are primarily comprised of employee-related accruals, such as pension and severance costs, typical of a company in a wind-down process and accounts payable and other accruals.

The Corporation’s long-term debt of $160 million is comprised of the 11% Senior Unsecured Notes due September 29, 2004. Subject to the approval of the Court, and subject to the terms and conditions of their governing indenture, the notes could be redeemed prior to their stated maturity date. If the Corporation believes there is a material benefit to the Corporation from a prepayment of the notes, BCI will consider seeking court approval for such transaction.

The expected future net costs from October 1, 2003 until December 31, 2004, shown in the statement of net assets, include estimated operating costs of approximately $8.6 million, interest expense on the 11% Senior Unsecured Notes of approximately $18.4 million and estimated interest income on cash balances of approximately $12.0 million.

In accordance with Canadian GAAP, contingent liabilities are not included on a balance sheet unless the event giving rise to the liability is likely and the amount of the liability can be reasonably estimated. BCI has several such contingent liabilities which, other than the Vésper loan guarantees, are not included on the balance sheet. All material contingent liabilities are described in note 9 to the interim consolidated financial statements.

In light of the foregoing, there are certain possible future events and circumstances that may result in material changes to BCI’s balance sheet and the statement of net assets after September 30, 2003 and consequently in the amounts which will be available for distribution to BCI’s shareholders. The following is a discussion of such possible future events and circumstances of which the Corporation is currently aware.

1) Realization of investments in Canbras

As at September 30, 2003, the investment in Canbras was carried at estimated net realizable value of $15 million.

The amount that BCI may actually realize from the monetization of its Canbras investment will depend on the funds available for distribution by Canbras to its shareholders which is expected to exceed the current carrying value of $15 million by approximately $6 million as described below.

On October 8, 2003 Canbras entered into definitive agreements for the sale of all of its broadband communications operations in Brazil. These transactions include an agreement with Horizon Cablevision do Brasil S.A. (“Horizon”) under which Canbras has agreed to sell to Horizon all of the equity capital of the subsidiary through which Canbras holds substantially all of its interests in its broadband subsidiaries operating in the Greater Sao Paulo area, including all of its interest in its core subsidiary Canbras TVA Cabo Ltda. In related transactions, Canbras has agreed to sell to Cia. Tecnica de Engenharia Eletrica (“Alusa”) its cable television subsidiaries operating in Parana State, in consideration for the assumption of all liabilities of such subsidiaries by Alusa. The closing of these transactions, which will take place concurrently, is expected in the first quarter of 2004.

Total gross proceeds to Canbras from the sale to Horizon are $32.6 million, of which $22.2 million will be paid in cash on closing of the transaction and $10.4 million will be paid in the form of a one year note bearing interest at 10% per year. The amount of the note is subject to reduction in the event indemnification obligations of Canbras arise under the terms of its agreement with Horizon. BCI owns a 75.6% interest in Canbras and controls 76.6% of the outstanding Canbras shares. The carrying value of BCI’s investment in Canbras at September 30, 2003 was $15 million. BCI expects to receive its proportionate share of the net proceeds to be distributed by Canbras, currently estimated to be approximately $21 million assuming the full repayment of the one year note.

2) Realization of Axtel note receivable

In connection with the Axtel restructuring, BCI received a non-interest bearing note from Axtel in the amount of approximately US$3.5 million payable in installments on June 30, September 20 and December 31, 2003. As of September 30, 2003, BCI had received US$2.3 million representing both the first and second installment payments under the note.

A second note issued by Axtel in the amount of approximately US$9.4 million, was recorded at zero fair value and is payable in the second quarter of 2006, but may be prepaid by Axtel at any time at defined discounted amounts. BCI’s residual equity interest in Axtel was also recorded at zero fair value

3) Lawsuits against the Corporation on behalf of common shareholders

As explained in note 9d) to the interim financial statements, the Corporation and BCE Inc. (“BCE”) are defendants in proposed class action proceedings filed by Mr. Wilfred Shaw and Mr. Cameron Gillespie seeking $1 billion each in damages on behalf of all persons who owned BCI common shares on December 3, 2001, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI’s Recapitalization Plan and the implementation of BCI’s Plan of Arrangement approved by the Court on July 17, 2002.

Except with regard to the identity of the plaintiff, Mr. Gillespie’s statement of claim is substantially identical in all respects to Mr. Shaw’s amended statement of claim, including the allegations made, the class of shareholders purported to be represented and the $1 billion in damages sought. As such, BCI is of the view that the filing of the Gillespie action does not increase BCI’s potential liability beyond that relating to the initial filing of the Shaw action in September 2002. BCI is also of the view that the allegations contained in both such claims are frivolous and entirely without merit and intends to take all appropriate actions, including contesting the certification of both actions as a class action, in order to vigorously defend its position, and also intends to seek to recover its costs incurred as a result of the defence of these lawsuits. As a result, no provision has been included in the interim financial statements.

A hearing is currently scheduled before the Court on November 4, 2003, at which time BCI and BCE will seek the dismissal of the Shaw and Gillespie claims.

4) Class Action Proceeding against the Corporation on behalf of former debenture holders

As explained in note 9c) to the interim financial statements, the Corporation, its directors, and BCI’s majority shareholder, BCE, are defendants in a class action proceeding seeking $250 million in damages on behalf of certain former holders of 6.75% convertible unsecured subordinated debentures in connection with BCI’s Recapitalization Plan (the “6.75% Debenture Class Action”). The Corporation believes that the allegations in the class action are without merit and intends to vigorously defend its position. As a result, no provision has been included in the interim financial statements.

5) Lawsuit filed by La Caisse de dépôt et placement du Québec

As described in note 9e) to the interim financial statements La Caisse de dépôt et placement du Québec (“CDP”), filed a proof of claim with the Monitor and a Notice of Action in the Court in connection with CDP’s former holdings of a portion of BCI’s 6.5% convertible unsecured subordinated debentures. CDP is seeking up to $110 million in damages, together with interest and costs, against BCI, BCE and certain current and former members of BCI’s board of directors (the “CDP Action”). CDP’s claim contains allegations that are substantially similar to those contained in the 6.75% Debenture Class Action.

On September 9, 2003 BCI entered into an agreement with CDP with respect to the procedure to be followed in connection with the CDP Action.

This agreement is subject to the approval by the Court in accordance with BCI’s Plan of Arrangement.

The Corporation believes that the allegations in this lawsuit are without merit and intends to vigorously defend its position. As a result, no provision has been included in the interim financial statements.

6) Vésper Guarantees

As described in note 9a) to the interim financial statements, in 2001 BCI entered into agreements with certain Brazilian banks to guarantee 31.4% of the US dollar equivalent of the debt of the Véspers outstanding with such banks. At June 30, 2003 BCI recorded a liability in the amount of US$20.2 million with respect to these guarantees.

On September 23, 2003, BCI reached an agreement with Vésper, the Véspers’ majority shareholder QUALCOMM Incorporated (“Qualcomm”) and a syndicate of the Véspers’ Brazilian banks pursuant to which BCI will pay US$12 million in consideration for the absolute release of its obligation to guarantee a portion of the Véspers debt.

This agreement has been reached in connection with a series of transactions whereby Qualcomm intends to transfer its interest in the Véspers to Embratel Participacoes S.A. (the “Vésper Transactions”). As part of the Vésper Transactions, BCI will also transfer to Qualcomm its remaining 1.5% indirect equity interest in the Véspers for nominal consideration, and BCI and Qualcomm will provide each other with full releases with respect to all matters related to the Véspers.

BCI’s payment of US$12 million was subject to the approval of the Court in accordance with BCI’s Plan of Arrangement, which approval was received on October 7, 2003. The payment will be made concurrently with the closing of the balance of the Vésper Transactions, which are subject to regulatory approval in Brazil and certain other contingencies. BCI expects the closing to take place in the fourth quarter of 2003 and as a result will record the settlement of Vésper Guarantees and the reduction in the provision upon closing.

7) Monetization of Tax Losses

As at December 31, 2002 BCI had Canadian non-capital losses of approximately $450 million and capital losses of approximately $54 million, the benefit of which has not been recognized in the financial statements. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

Because of its lack of significant sources of taxable income, it is reasonable to conclude that the benefit of the non-capital losses cannot be realized directly by BCI but may, subject to the provisions of the Income Tax Act, be realized by means of possible transactions involving other non-related corporations or BCI’s controlling shareholder, BCE, or any of BCE’s subsidiaries.

While BCI intends to explore all avenues to monetize its non-capital losses in order to create additional value for BCI’s shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

BCI does not believe it can realize any benefit from its capital losses.

8) Comcel VOIP litigation

As described in note 9b) to the interim financial statements, BCI has indemnified Comcel in connection with litigation claiming damages of approximately US$70 million relating to Comcel’s provision of VOIP service between December 1998 and September 1999. Comcel believes that the claims lack an evidentiary basis and is vigorously defending itself in this litigation.

In connection with BCI’s recently completed claims identification process (established as part of BCI’s Plan of Arrangement), Comcel did not file a claim with BCI’s Court-approved Monitor with respect to the Comcel VOIP indemnity. As a result, pursuant to the order of the Court approving the claims identification process, Comcel is now barred from asserting any claim against BCI in connection with this lawsuit.

BCI has not included any provision for its indemnity of Comcel in the interim financial statements.

Results of Operations for 2003

Net loss for the third quarter was $4.0 million, or $0.10 per share. Interest expense on the 11% senior secured notes was $4.6 million (including amortization of issue expenses), while interest income on cash and cash equivalents and temporary investments was $3.0 million. Corporate overhead costs were $2.2 million for the quarter.

Net loss for the nine months ended September 30, 2003 was $54.8 million or $1.37 per share which included a provision for Vésper loan guarantees of $27.3 million and a $1.4 million loss on the disposition of Axtel. Foreign exchange losses of $11.9 million for the nine months ended September 30, 2003 were mainly due to the decline in value of the US dollar on the AMX note ($16.2 million) and US dollar denominated debt investments ($7.4 million) offset by a gain on the FX option, which had been purchased to hedge the currency exposure associated with the AMX note ($11.7 million). Interest expense on the 11% senior secured notes was $13.9 million (including amortization of issue expenses), while interest income on cash and cash equivalents and temporary investments was $7.6 million. Corporate overhead costs were $7.9 million for the nine months ended September 30, 2003.

Claims Procedure

On December 2, 2002, the Court approved a claims identification process for BCI. The claims identification process established a procedure by which all claims against BCI would be identified within a specified period. This period began on May 31, 2003 and concluded on August 31, 2003 (September 30, 2003 for taxation authorities) (the “Claims Bar Date”). A creditor that did not submit a proof of claim by the Claims Bar Date is not entitled to receive any payment in respect of that claim and is barred from making that claim in the future against BCI.

The following parties (the “Exempt Creditors”) were not required to submit Proofs of Claim, and their claims are not barred:

  Members of the $250 million class action lawsuit (the “6.75% Debenture Class Action”) filed a $250 million claim against BCI, BCI’s directors and BCE Inc. (“BCE”) on behalf of all persons that owned 6.75% Debentures on December 3, 2001, which action was certified as a class proceeding under the Class Proceedings Act by order of the Court dated December 2, 2002 with respect to their claims in the Debenture Class Action;

  The holders of BCI’s $160-million 11% senior unsecured notes due September 29, 2004;

  Parties with claims relating to the supply of goods or services to BCI in the ordinary course, whether before or after May 31, 2003;

  The holders of the Vésper guarantees (see Note 9 (a) ); and

  Current or former employees of BCI in respect of employment-related claims, whether before or after May 31, 2003, other than employment-related claims in respect of which the current or former employee has initiated litigation against BCI.

  Following the conclusion of the claims identification process, the following claims against the Corporation were filed by non-exempt creditors:

Claims filed

Shareholder Class Action (Shaw) (see Note 9 (d))	$1,000,000,000
Shareholder Class Action (Gillespie) (see Note 9 (d))	1,000,000,000
Caisse de dépôt et placement (see Note 9 (e) )	110,000,000
Other	19,000,000

In addition to the claims listed above, claims were filed by certain parties indemnified by BCI in connection with any liability they incur as a result of the 6.75% Debenture Class Action or the action filed by CDP. These claims were filed by BCI’s directors, on the basis of standard indemnification arrangements in place with all of BCI’s directors, and by BCI’s financial advisor in the Recapitalization Plan, on the basis of an indemnity granted to such advisor at the time of the Recapitalization Plan. These indemnity claims do not increase BCI’s overall exposure to the underlying litigation. With the exception of the indemnity claims, all of the claims listed above, with the exception of those under the category “Other”, relate to liabilities and contingent liabilities that have been previously disclosed by BCI in its financial statements or other public disclosure documents.

Of the $19 million in claims listed above under the heading “Other”, BCI believes that approximately $4.4 million were filed by former holders of BCI’s convertible debentures who either filed a claim but neglected to opt out of the 6.75% Debenture Class Action, in which case they still form part of the Class Action and cannot advance a separate claim, or who filed a claim mistakenly believing it to be necessary to preserve their rights under the 6.75% Debenture Class Action. In addition, approximately $9 million relate to litigation that has been or will be dismissed or settled for the payment of a nominal amount. For the balance of the claims under the heading “Other”, BCI has established adequate provisions.

The Monitor is currently in the process of reviewing all the claims filed in this process, and expects to file a report with the Court in November 2003. It is expected that the Court, based on advice of the Monitor in its report, will make further orders with respect to the timing, determination and resolution of the identified claims.

Risk Factors

The following are major risk factors facing the Corporation. Certain of these risk factors are also discussed in this Interim MD&A under “Statement of Net Assets”.

Timing of Distributions and Completion of the Plan of Arrangement
While BCI estimates that a preliminary distribution to shareholders may be possible in the second half of 2004, this timing is dependent upon the resolution of BCI’s contingent liabilities, in particular, outstanding litigation against BCI (as described below under “Litigation-Debentureholders Class Action”, “Litigation-Shareholders Class Action” and “CDP Lawsuit”). This timing may also be affected by various other factors, such as appeals of court decisions in these proceedings, which could delay this timing by several months or more. After the possible preliminary distribution to shareholders, BCI will likely make further distributions to shareholders at later dates. The timing of such further distributions will depend on when BCI is able to monetize its then remaining assets and resolve any final claims against the Corporation.

In addition, the timing of the completion of the steps of BCI’s Plan of Arrangement are also dependent upon the resolution of other known or unknown claims which may be asserted against BCI and which BCI may contest. A claims identification procedure has been established by order of the Court which began on May 31, 2003 and concluded on August 31, 2003 (on September 30 in the case of tax claims) in which all potential claims as at May 31, 2003, against BCI are to be identified. Following the identification period for claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims. BCI can give no assurances as to the length of time that may be necessary to conclude these steps.

Litigation – 6.75% Debenture Class Action
The Corporation is currently involved in litigation with respect to the 6.75% Debenture Class Action described in Note 9 (c) to the interim consolidated financial statements.

Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense. Furthermore, regardless of the outcome with respect to the Corporation, BCI has indemnification arrangements in place with its directors and will therefore bear the cost of damages in the event, and to the extent, that the claim is successful against BCI’s directors. In addition, in the event that BCI is not successful in its defence of the 6.75% Debenture Class Action, BCI’s insurers have indicated that this claim will not be covered by BCI’s existing insurance policies. BCI has indicated that it disagrees with this interpretation and has reserved its rights to contest such interpretation at a later date.

Litigation – CDP Action
As described in Note 9(e) to the interim financial statements, the Corporation is currently involved in litigation with respect to the CDP Action, and has entered into an agreement with CDP with respect to the procedure to be followed in connection with the CDP Action. Under the agreement, BCI has the right to undertake limited examinations of CDP to determine whether the CDP Action raises factual or legal issues or defenses different form those in the 6.75% Debenture Class Action. In the event that BCI determines such different issues or defenses do exist and elects not to proceed with the agreement, the CDP Action will not be stayed, nor will the adjudication or settlement of the 6.75% Debenture Class Action form the basis for the resolution of the CDP action, in the manner contemplated in the agreement.

Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense. Furthermore, regardless of the outcome with respect to the Corporation, BCI has indemnification arrangements in place with its directors and will therefore bear the cost of damages in the event, and to the extent, that the claim is successful against BCI’s directors. In addition, in the event that BCI is not successful in its defense of the CDP Action, BCI’s insurers may take the position that this claim will not be covered by BCI’s existing insurance policies.

Litigation - Shareholders Class Action
As described in Note 9(d) to the interim financial statements, the Corporation is currently involved in litigation with Mr. Shaw and Mr. Gillespie. Although BCI is confident that the allegations are frivolous and without merit, there can be no assurance that BCI will be successful in its defense.

Comcel VOIP Indemnification
Pursuant to the Telecom Américas Reorganization in February 2002, which included the transfer of Comcel from Telecom Américas to América Móvil or its affiliates, BCI agreed to indemnify Comcel for certain amounts (the details of which are set out below) to the extent Comcel is required to pay damages as a result of litigation, involving claims of approximately US$70 million, in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over internet protocol (“VOIP”). BCI agreed (i) to indemnify Comcel for the initial US$5 million of damages; (ii) Comcel will be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) to indemnify Comcel for any damages in excess of US$7.5 million.

A final decision on this appeal may be issued before the end of 2003. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis. However, there can be no assurance that Comcel will be successful in its defense.

In connection with BCI’s recently completed claims identification process (established as part of BCI’s Plan of Arrangement), Comcel did not file a claim with BCI’s court-appointed Monitor with respect to the Comcel VOIP indemnity. As a result, pursuant to the order of the Court approving the claims identification process, Comcel is now barred from asserting any claim against BCI in connection with this lawsuit. However, there can be no assurance that if the Claims Order were to be appealed that such appeal would be denied.

Realization of Axtel note receivable
In connection with the Axtel restructuring, BCI received, among other items of consideration, cash of approximately US$2.8 million, and a promissory note in the aggregate amount of approximately US$3.5 million, due in instalments in June, September and December of 2003. Although BCI received payment of the first and second instalments as of September 30, 2003, there can be no assurance that BCI will receive payment of the remaining instalment due in December 2003 nor on the note due in the second quarter of 2006.

Realization of the estimated net realizable value of investment in Canbras
On October 8, 2003, Canbras announced that it had signed definitive agreements for the sale of all or substantially all its assets. The agreement contains numerous closing conditions, many of which are outside the control of Canbras. There can be no assurance that all the closing conditions will be satisfied and that there will be a successful closing of the transaction. Furthermore, even if there is a successful closing, there can be no assurance that Canbras’ current estimate of the net proceeds to be paid to its shareholders, including BCI, will not be reduced or delayed due to unforeseen circumstances.

Cash and Cash Equivalents and Temporary Investments
BCI has approximately $393 million of cash and cash equivalents and temporary investments. Some of the funds will be used to pay expected future operating costs and interest expenses pending the resolution of outstanding claims against BCI prior to making distributions to shareholders. In the interim, it is BCI’s intention to invest such funds in investment grade debt instruments with various maturities, not extending beyond December 31, 2004, in such a manner as to preserve the value of capital while also earning interest income. There can be no assurance that one or more issuers of debt instruments might default on such obligations.

Future Costs
BCI’s actual future operating costs and interest income may be materially different than those estimated in this Interim MD&A.

Moreover, there can be no assurance that BCI will be in a position to make a preliminary distribution to its shareholders in the second half of 2004. In addition, BCI will continue to incur operating costs and interest income beyond such date, regardless of when a preliminary distribution is made, until such time that a final distribution can be made.

Stock Exchange Listing
BCI’s common shares currently trade on the TSX. In order to maintain a listing on the TSX, certain qualitative and quantitative requirements must be met. If the Canbras sale transaction is completed, BCI will not meet these requirements as it will have completed the disposition of all of its operating assets and will cease to be engaged in an ongoing business. As a result, following the closing of the Canbras sale transaction, it is anticipated that the TSX will take steps to transfer BCI’s listing to NEX, a newly-established, separate board of the TSX Venture Exchange which provides a trading forum for listed companies that have low levels of business activity or, like BCI following the closing of the Canbras sale, have ceased to carry on active business. The transfer of BCI’s listing from the TSX to NEX is expected to be completed within approximately 90 days after the closing of the Canbras sale. Subject to TSX approval, BCI would be permitted to remain listed and trade on NEX, an open auction market on which trading takes place on the same electronic system as the TSX Venture Exchange, indefinitely. However, there can be no assurance that NEX will provide BCI’s common shares with the same level of liquidity or visibility as the TSX.

Furthermore, there can be no assurance that NASDAQ will allow BCI’s common shares to continue to be listed on that exchange as a consequence of any actions taken by the TSX.

In the event that BCI’s common shares were delisted from either or both of the TSX and NASDAQ, there could be a material adverse effect on the liquidity of BCI’s common shares.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	Unaudited As at September 30, 2003	As at December 31, 2002

Current assets
Cash and cash equivalents (Note 3)	$32,358	$2,617
Temporary investments (Note 4)	360,665	146,488
Interest receivable on cash equivalents and temporary investments	3,117	1,429
Notes receivable (Note 5)	1,587	268,532

Prepaid expenses and other current assets	396	1,448
	398,123	420,514

Investments (Note 6)	15,000	25,000
Deferred charges and fixed assets, net	970	1,718

	$414,093	$447,232

Current liabilities
Accounts payable and accrued liabilities	$17,720	23,304
Provision for Vésper loan guarantees (Note 9 (a))	27,237	-
Long-term debt due within one year	160,000	-

	204,957	23,304

Long-term debt	-	160,000

	204,957	183,304

Commitments and contingencies (Note 9)

Shareholders’ equity
Stated capital (Note 7)	10,000	10,000
Contributed surplus (Note 7)	1,941,560	1,941,560
Deficit	(1,742,424)	(1,687,632)

	209,136	263,928

	$414,093	$447,232

Consolidated Statements of Earnings (Unaudited)
(In thousands of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Revenues	$-	$-	$-	$231,639

Cost of sales	-	-	-	101,472
Selling, general and administrative expenses	2,232	5,608	7,859	74,967
Depreciation and amortization	17	57	61	72,843

Operating loss from continuing operations	(2,249)	(5,665)	(7,920)	(17,643)

Interest expense	(4,621)	(5,580)	(13,864)	(117,278)
Interest income	2,977	429	7,586	17,674
Loss on investments (Note 6)	-	(4,036)	(1,442)	(340,599)
Provision for Vésper loan guarantees (Note 9 (a))	-	-	(27,336)	-
Foreign exchange gain (loss)	(136)	16,496	(11,862)	(62,690)
Other	19	562	46	(17,214)

Loss from continuing operations before non-controlling
interest	(4,010)	2,206	(54,792)	(537,750)

Non-controlling interest	-	-	-	5,274

Net loss from continuing operations	(4,010)	2,206	(54,792)	(532,476)
Discontinued operations (Note 10)	-	-	-	643,622

Net earnings (loss)	(4,010)	2,206	(54,792)	111,146
Interest on convertible debentures	-	-	-	(3,233)

Net earnings (loss) applicable to common shares	$(4,010)	$2,206	$(54,792)	$107,913

Earnings (loss) per common share - basic
and diluted (Note 7)	$(0.10)	$0.06	$(1.37)	$3.22

Consolidated Statements of Deficit (Unaudited)
(In thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Deficit, beginning of period, as previously reported	$(1,738,414)	$(1,618,713)	$(1,687,632)	$(870,241)
Cumulative effect on prior years of change in accounting
policy for foreign currency translation	-	-	-	(112,748)

Deficit, beginning of period, as restated	(1,738,414)	(1,618,713)	(1,687,632)	(982,989)
Transitional goodwill impairment	-	-	-	(732,431)
Net earnings (loss)	(4,010)	2,206	(54,792)	111,146
Interest on convertible debentures	-	-	-	(3,233)
Share issue costs	-	-	-	(9,000)

Deficit, end of period	$(1,742,424)	$(1,616,507)	$(1,742,424)	$(1,616,507)

Consolidated Statements of Cash Flows (Unaudited)
(In thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Operations
Net earnings (loss) from continuing operations	$(4,010)	$2,206	$(54,792)	$(532,476)
Items not affecting cash
Provision for Vésper loan guarantees	-	-	27,336	-
Loss on investments	-	4,036	1,442	340,599
Depreciation and amortization	17	57	61	72,843
Non-controlling interest	-	-	-	(5,274)
(Gains) losses on foreign exchange	100	(16,496)	11,826	65,912
Accreted interest on long-term debt	-	-	-	31,615
Amortization of long-term debt expenses	220	220	664	664
Amortization of premium on temporary investments	158	-	785	-
Amortization of discount on notes	-	-	-	7,039
Changes in working capital items	(6,670)	(17,187)	(7,582)	(50,929)

Cash used for continuing operations	(10,185)	(27,164)	(20,260)	(70,007)

Investing activities
Notes receivable, including exercise of foreign currency option	1,552	74,658	267,092	110,071
Capital expenditures	-	-	22	(41,189)
Other long-term assets	-	-	-	(2,440)
Proceeds from sale of investment in Telecom Américas Ltd.	-	226,187	-	226,187
Temporary investments	(149,550)	-	(216,951)	-
Proceeds from Axtel disposition	-	-	3,821	-
Reduction in cash and cash equivalents due to deconsolidation
of Telecom Américas Ltd.	-	-	-	(488,867)
Acquisition of subsidiaries and joint venture investees
(net of cash)	-	-	-	(20,869)

Cash (used for) provided by continuing investing activities	(147,998)	300,845	53,984	(217,107)

Financing activities
Short-term loan facilities	-	(174,068)	-	(348,503)
Increase in notes payable	-	-	-	121,351
Addition of long-term debt	-	-	-	177,452
Reduction of long-term debt	-	-	-	(220,887)
Issuance of common shares	-	-	-	440,242
Share issue costs	-	-	-	(9,000)
Interest paid on convertible debentures	-	-	-	(40,060)
Other long-term liabilities	-	-	-	6,516

Cash provided by continuing financing activities	-	(174,068)	-	127,111
Foreign exchange loss on cash held in foreign currencies	(224)	-	(3,983)	(27,567)

Cash used for discontinued operations (Note 10)	-	-	-	(37,137)

Net (decrease) increase in cash and cash equivalents	(158,407)	99,613	29,741	(224,707)
Cash and cash equivalents, beginning of period	190,765	53,884	2,617	378,204

Cash and cash equivalents, end of period	32,358	153,497	$32,358	$153,497

See Note 11 for supplementary cash flow information

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

1.	Description of business and basis of presentation

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 as set out on pages 17 to 62 of Bell Canada International Inc.'s ("BCI" or the "Corporation") 2002 Annual Report, prepared in accordance with generally accepted accounting principles in Canada ("GAAP").

Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2002 Annual Report.

Bell Canada International Inc. (“BCI” or the “Corporation”) is operating under a Plan of Arrangement (the “Plan of Arrangement”) approved by the Ontario Superior Court of Justice (the “Court”), pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Accordingly, these financial statements have been prepared on a basis which in the opinion of management provides useful and relevant information to users of BCI’s financial statements. The consolidated balance sheet at September 30, 2003 reflects BCI’s 75.6% interest in Canbras Communications Corp. (“Canbras”) as a long-term investment recorded at the lower of carrying value and net realizable value. BCI’s 49.9% interest in Genesis Telecom C.A. (“Genesis”) and its 1.4% fully diluted interest in Vésper S.A., Vésper São Paulo S.A. and Vento Ltda. (collectively the “Véspers”) have been previously written off. BCI’s remaining 1.5% interest in Axtel S.A. de C.V. (“Axtel”) was written off in the second quarter of 2003 in connection with the disposition of Axtel (see note 6). Since July 1, 2002, the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company.

PLAN OF ARRANGEMENT

On July 12, 2002 the shareholders and noteholders of BCI approved a Plan of Arrangement under the Canada Business Corporations Act. Court approval for the Plan of Arrangement was received on July 17, 2002.

The principal elements of the Plan of Arrangement are as follows:
    Performance by BCI of all its obligations pursuant to the share purchase agreement to effect the Telecom Américas disposition;

    A share consolidation such that following the consolidation, BCI would have 40 million shares outstanding;

    With the assistance of a court-appointed monitor, Ernst & Young Inc., (the “Monitor”) and under the supervision of the Court, BCI’s continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;

    BCI’s development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;

    Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, the liquidation of BCI and the final distribution to BCI’s shareholders with the assistance of the monitor and the approval of the Court; and

    Following the liquidation of BCI and the final distribution to BCI’s shareholders, the dissolution of BCI.

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

1.	Description of business and basis of presentation (cont’d)

BCI has now discharged all of its obligations in connection with the share purchase agreement to effect the Telecom Américas disposition and has received and monetized the entire consideration received in such disposition.

BCI’s shares were consolidated in July 2002, on a basis of approximately 1 share for every 120 held, resulting in 40 million shares outstanding at that date.

BCI is continuing to manage, with the assistance of the Monitor, its remaining assets, in particular, Canbras, for the purposes of disposing of such assets in an orderly manner (see Note 6).

On December 2, 2002, the Court approved a claims identification process for BCI. The claims identification process established a procedure by which all claims against BCI would be identified within a specified period. This period began on May 31, 2003 and concluded on August 31, 2003 (September 30, 2003 for taxation authorities) (the “Claims Bar Date”). A creditor that did not submit a proof of claim by the Claims Bar Date is not entitled to receive any payment in respect of that claim and is barred from making that claim in the future against BCI (see Note 9 b) ).

The following parties (the “Exempt Creditors”) were not required to submit proofs of claim, and their claims are not barred:

  Members of the class action lawsuit (the “6.75% Debenture Class Action”) filed a claim seeking damages of $250 million against BCI, BCI’s directors and BCE Inc. (“BCE”) on behalf of all persons that owned 6.75% Debentures on December 3, 2001, which action was certified as a class proceeding under the Class Proceedings Act by order of the Court dated December 2, 2002, with respect to their claims in the 6.75% Debenture Class Action;
  The holders of BCI’s $160-million 11% senior unsecured notes due September 29, 2004;

  Parties with claims relating to the supply of goods or services to BCI in the ordinary course, whether before or after May 31, 2003;

  The holders of the Vésper Guarantees (see note 9 (a)); and

  Current or former employees of BCI in respect of employment-related claims, whether before or after May 31, 2003, other than employment-related claims in respect of which the current or former employee has initiated litigation against BCI.

  Following the conclusion of the claims identification process, the following claims against the Corporation were filed by non-exempt creditors:

Claims filed

Shareholder Class Action (Shaw) (see Note 9 (d))	$1,000,000
Shareholder Class Action (Gillespie) (see Note 9 (d))	1,000,000
Caisse de dépôt et placement (“CDP”) (see Note 9 (e))	110,000
Other	19,000

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

1.	Description of business and basis of presentation (cont’d)

In addition to the claims listed above, claims were filed by certain parties indemnified by BCI in connection with any liability they incur as a result of the 6.75% Debenture Class Action or the action filed by CDP. These claims were filed by BCI’s directors, on the basis of standard indemnification arrangements in place with all of BCI’s directors, and by BCI’s financial advisor in the Recapitalization Plan, on the basis of an indemnity granted to such advisor at the time of the Recapitalization Plan.

These indemnity claims do not increase BCI’s overall exposure to the underlying litigation. With the exception of the indemnity claims, all of the claims listed above, with the exception of those under the category “Other”, relate to liabilities and contingent liabilities that have been previously disclosed by BCI in its financial statements or other public disclosure documents.

Of the $19 million in claims listed above under the heading “Other”, BCI believes that approximately $4.4 million were filed by former holders of BCI’s convertible debentures who either filed a claim but neglected to opt out of the 6.75% Debenture Class Action, in which case they still form part of the Class Action and cannot advance a separate claim, or who filed a claim mistakenly believing it to be necessary to preserve their rights under the 6.75% Debenture Class Action. In addition, approximately $9 million relate to litigation that has been or will be dismissed or settled for the payment of a nominal amount. For the balance of the claims under the heading “Other”, BCI has established adequate provisions.

The Monitor is currently in the process of reviewing all the claims filed in this process, and expects to file a report with the Court in November 2003. It is expected that the Court, based on advice of the Monitor in its report, will make further orders with respect to the timing, determination and resolution of the identified claims

2.	Significant accounting policies

In the opinion of the management of BCI, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements. The unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial position as at September 30, 2003 and the results of operations and cash flows for the three and nine months ended September 30, 2003 and 2002, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. In particular, the recorded amount of investments as at the periods presented is subject to significant measurement uncertainty.

The following is a summary of the Corporation’s accounting policies for Cash and Cash Equivalents and Temporary Investments.

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

2.	Significant accounting policies (cont’d)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents represent cash and highly-liquid short-term debt investments with an initial maturity of three months or less at the date of acquisition.

TEMPORARY INVESTMENTS

Temporary investments consist of debt investments with an initial maturity greater than three months but less than twelve months at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

For a complete description of the Corporation’s significant accounting policies, refer to BCI’s financial statements for the year ended December 31, 2002.

3.	Cash and Cash Equivalents

As at September 30, 2003, included in cash and cash equivalents was investment grade short-term debt investments such as commercial paper and banker’s acceptances, in the amount of $30,809,000 of which $25,512,000 (US$18,892,000) was denominated in US dollars. The investments mature at varying dates from October 2, 2003 to October 14, 2003. The effective yields on the Canadian denominated investments range from 2.72 % to 2.79% The US denominated investments have an effective yield of 1.0%.

4.	Temporary Investments

As at September 30, 2003, the Corporation held investment grade corporate debentures and medium term notes in the amount of $9,117,000 including an unamortized premium of $117,000 being amortized over the remaining term to maturity. The debentures and medium term notes mature at varying dates from October 15, 2003 to February 9, 2004 and bear interest semi-annually at rates ranging from 7.30% to 7.70%. The effective yields on the debentures and medium term notes range from 2.82% to 3.09%. At September 30, 2003 the estimated fair value of the debentures and medium term notes amounted to $9,265,000. In addition, the Corporation also held investment grade commercial paper in the amount of $351,548,000. The commercial paper matures at varying dates from January 5, 2004 to January 30, 2004. The effective yields on the commercial paper range from 2.35% to 3.60%. At September 30, 2003 the estimated fair value of the commercial paper amounted to $354,542,000.

5.	Notes Receivable

a)	In connection with the Axtel restructuring (see Note 6), BCI received a non-interest bearing note from Axtel in the amount of $4,737,000 (US$3,456,000), payable in installments on June30, September 20, and December 31, 2003. As at September 30, 2003, BCI had received both the June 30 and September 20, 2003 installments totaling $3,082,000 (US$2,281,000).

b)	On March 3, 2003, BCI received the payment of the remaining balance of US$170 million (the “AMX Note”) due from América Móvil. These proceeds represented the final payment on the sale of BCI’s interest in Telecom Américas on July 24, 2002. Upon the exercise of a foreign currency option (“FX Option”) on March 4, 2003, the Corporation received net proceeds of approximately $264,010,000.

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

6.	Investments

Investments consist of the Corporation’s 75.6% economic interest in Canbras recorded at the lower of carrying value and net realizable value. Investments exclude the previously written off investment in Véspers (1.4% fully diluted) and Genesis (49.9%) and Axtel (1.5%) which was written off in connection with the disposition of Axtel.

On October 8, 2003, Canbras announced that it had entered into definitive agreements to sell all of its broadband communications operations in Brazil for $32.6 million of which $22.2 million will be received in cash and the balance of $10.4 million in the form of a one-year promissory note bearing interest at 10%. Canbras currently estimates that, assuming the one-year note is paid in full, the net amount available for distribution to its shareholders will be approximately $28 million taking into account fees and expenses to complete the sale and wind-up the corporation, net of interest on the one-year note.BCI expects to receive its proportionate share (75.6%) of the net proceeds, currently estimated to be approximately $21 million.

Canbras’ sale transactions are subject to a number of conditions, including the obtaining of all required regulatory approvals in Brazil and other third-party approvals. The transactions are also subject to the approval of the shareholders of Canbras. In connection with such shareholder approval, BCI has undertaken to enter into a voting agreement (the “Voting Agreement”) with Horizon pursuant to which BCI will vote all Canbras shares owned or controlled by it in favour of the Horizon sale transaction, subject to approval of the Voting Agreement by the Court pursuant to BCI’s Plan of Arrangement. On October 29, 2003, a hearing was held on this matter but no decision has yet been rendered by the Court.

On March 27, 2003, BCI announced that Axtel was proceeding with a series of transactions pursuant to which Axtel’s debt was reduced by US$400 million. These restructuring transactions, which were concluded in the second quarter of 2003, included a capital call on shareholders, in which BCI did not participate, which resulted in a reduction of BCI’s equity interest in Axtel to 1.5%.

In connection with the restructuring, which also included a settlement of all obligations under a BCI service agreement with Axtel, on May 30, 2003, BCI received $3,820,000 (US$2,787,000) in cash and two non-interest bearing notes. One note, in the amount of $4,737,000 (US$3,456,000), is payable in installments on June 30, September 20 and December 31, 2003, and was recorded at a fair value equal to face value. The other note, in the amount of US$9,395,000, is payable in the second quarter of 2006, and was recorded at zero fair value. BCI’s residual equity interest in Axtel was also recorded at zero fair value. As a result, the Corporation recorded a loss of $1,442,000 in the second quarter of 2003.

7.	Stated capital

A)	COMMON SHARES, AS AT SEPTEMBER 30, 2003 ARE AS FOLLOWS:

On July 12, 2002, the Shareholders and Noteholders of BCI approved the Plan of Arrangement which resulted in, among other things, a share consolidation of 1 share for every approximately 120 held, such that immediately following the consolidation, BCI had 40,000,000 shares outstanding. The number and exercise price of all stock options issued under its stock option plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation. plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation.

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

7.	Stated capital (cont’d)

	Number of shares	Stated capital

Balance, December 31, 2002	40,000,000	$10,000

Balance, September 30, 2003	40,000,000	$10,000

B)	STOCK OPTIONS

At September 30, 2003, 7,075 stock options were outstanding of which 6,965 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $2,006 to $5,037 per share over a remaining contract life of between 1.9 to 6.1 years.

C)	EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS

The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations as if the share consolidation described in Note 1, took place as of January 1, 2002:

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Numerator:
Net loss from continuing operations	(4,010)	2,206	(54,792)	(532,476)
Interest on convertible debentures	-	-	-	(3,233)

Net loss from continuing operations applicable
to common shares - basic and diluted	(4,010)	2,206	(54,792)	(535,709)

Denominator:
Weighted-average number of shares - basic
and diluted	40,000	40,000	40,000	33,515

Basic and diluted loss per share from
continuing operations	$(0.10)	$0.06	$(1.37)	$(15.98)

The Corporation excluded potential common share equivalents from the computation of diluted earnings (loss) per share from continuing operations computed above, as they were anti-dilutive.

D)	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share as if the Share Consolidation described in Note 1, took place as of January 1, 2002:

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

7.	Stated capital (cont’d)

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Numerator:
Net earnings (loss)	$(4,010)	$2,206	$(54,792)	$111,146
Interest on convertible debentures	-	-	-	(3,233)
Net earnings (loss) applicable
to common shares - basic and diluted	(4,010)	2,206	(54,792)	107,913
Denominator:
Weighted-average number of common shares -
basic and diluted	40,000	40,000	40,000	33,515

Basic and diluted earnings (loss) per share	$(0.10)	$0.06	$(1.37)	$3.22

Potential common share equivalents were excluded from the computation of diluted earnings (loss) per share as they were anti-dilutive in the computation of diluted earnings (loss) per share from continuing operations.

8.	Income taxes

At December 31, 2002, the Corporation had Canadian non-capital tax losses from operations carried forward amounting to approximately $450,222,000, expiring at various dates to the year 2009. In addition, the Corporation had Canadian capital losses from operations amounting to approximately $53,653,000 that can be carried forward indefinitely. The expected future statutory tax rate for non-capital losses is 31.02% and for the capital losses is 38.37%. The benefit of these losses has not been reflected in the consolidated financial statements.

9.	Contingencies

a)

As part of the Vésper financial restructuring, which was concluded in November 2001, the Corporation entered into agreements (the “Vésper Guarantees”) with certain Brazilian banks the (“Véspers’ Banks”) to guarantee 31.4% of the US dollar equivalent of the Véspers’ debt outstanding with such banks. At the time BCI entered into the Vésper Guarantees, the aggregate debt (the “Vésper Debt”) outstanding with the Véspers’ Banks, which is principally denominated in Brazilian reais, represented the equivalent of approximately US$102.9 million. BCI’s exposure under the Vésper Guarantees was capped at a maximum amount of US$32.3 million.

In January 2003, the Vésper companies entered into transactions that resulted in a prepayment of a portion of the Vésper Debt. Following this prepayment, the total Vésper Debt was the equivalent of approximately US$66.3 million. BCI’s exposure as at June 30, 2003, under the Vésper Guarantees was approximately US$20.2 million. BCI’s guarantee exposure will fluctuate if there are further reductions in the Vésper Debt based on the value of the Brazilian real relative to the US dollar at the time of such reductions, subject to the cap of US$32.3 million.

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

9.	Contingencies (cont’d)

Twenty five percent of the Vésper Debt is due in November 2004 and the remaining seventy five percent is due in November 2005. The Vésper Guarantees can be called if:

a)	The Véspers default in the repayment of the principal amount of the loans at maturity or upon early acceleration; or

b)	In the event BCI is dissolved or liquidated.

To the extent that BCI is required to pay the Vésper Guarantees, it will become a creditor of the Véspers.

Véspers’ majority shareholder, QUALCOMM Incorporated (“Qualcomm”) has expressed disappointment with the Brazilian regulator’s denial of the Véspers’ request to provide full mobility service within its existing frequency band. As a result, Qualcomm has initiated steps to pursue a sale or other disposition of its interest in the Véspers and/or its assets. The Véspers were unable to make its semi-annual interest and monthly lease payments to the Véspers’ Banks due in May 2003, allowing such banks to initiate a process that could ultimately result in a call on BCI’s guarantees. Based on this information, BCI believes that it is likely that the guaranteed debt will not be paid in full by the Véspers and has prudently established a provision in the second quarter of 2003 of $27.3 million (US$20.2 million), being the Corporation’s best estimate of its maximum exposure.

On September 23, 2003, BCI reached an agreement with the Véspers, Qualcomm and the Véspers’ Banks pursuant to which BCI will pay US$12 million in consideration for the absolute release of the Vésper Guarantees.

This agreement has been reached in connection with a series of transactions whereby Qualcomm intends to transfer its interest in the Véspers to Embratel Participacoes S.A. (the “Vésper Transactions”). As part of the Vésper Transactions, BCI will also transfer to Qualcomm its remaining 1.5% indirect equity interest in the Véspers for nominal consideration, and BCI and Qualcomm will provide each other with full releases with respect to all matters related to the Véspers.

BCI’s payment of US$12 million is subject to the approval by the Court in accordance with BCI’s Plan of Arrangement which was received on October 7, 2003. The payment will be made concurrently with the closing of the balance of the Vésper Transactions, which are subject to regulatory approval in Brazil and certain other contingencies. BCI expects the closing to take place in the fourth quarter of 2003 and as a result will record the settlement of Vésper Guarantees and the reduction in the provision upon closing.

The Corporation has not accrued any amounts with respect to the following contingencies:

b)	Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol (“VOIP”) between December 1998 and September 1999. Comcel is currently appealing the initial finding that it improperly provided VOIP services. A final decision on this appeal may be issued before the end of 2003. Comcel’s Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis.

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

9.	Contingencies (cont’d)

BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million. In connection with BCI’s recently completed claims identification process (established as part of BCI’s Plan of Arrangement), Comcel did not file a claim with BCI’s court-appointed Monitor with respect to the Comcel VOIP indemnity. As a result, pursuant to the order of the Court approving the claims identification process, Comcel is now barred from asserting any claim against BCI in connection with this lawsuit.

	c)	On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI’s $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs seek damages from BCI, BCE and certain current and former members of BCI’s Board of Directors, for up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI’s recapitalization plan (the “Recapitalization Plan”) completed on February 15, 2002. In accordance with an agreement reached among the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding.

d)

On September 27, 2002, BCI announced that a lawsuit had been filed with the Court by Mr. Shaw, a BCI common shareholder. The Plaintiff was seeking the Court’s approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit sought $1 billion in damages from BCI and BCE, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement. On May 9, 2003, the Court dismissed the plaintiff’s motion for certification of the lawsuit as a class action and struck out the original statement of claim as disclosing no reasonable cause of action.

On June 27, 2003, the plaintiff filed an amended statement of claim in connection with the lawsuit. The plaintiff again seeks Court approval to proceed by way of class action, on behalf of the same class of persons and continues to seek $1 billion of damages from BCI and BCE.

On August 31, 2003, Mr. Cameron Gillespie, a common shareholder of BCI, filed a proof of claim with the Monitor and a lawsuit against BCI and BCE . This plaintiff is seeking court approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 31, 2001. This plaintiff’s lawyer is the same lawyer representing Mr. Wilfred Shaw. Except with regard to the identity of the plaintiff, Mr. Gillespie’s statement of claim is substantially identical in all respects to Mr. Shaw’s amended statement of claim,

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

9.	Contingencies (cont’d.)

including the allegations made, the class of shareholders purported to be represented and the $1 billion in damages sought. As such, BCI is of the view that the filing of the Gillespie action does not increase BCI’s potential liability beyond that relating to the initial filing of the Shaw action in September 2002. BCI is also of the view that the allegations contained in both such claims are frivolous and entirely without merit and intends to take all appropriate actions, including contesting the certification of both actions as a class action, in order to vigorously defend its position, and also intends to seek to recover its costs incurred as a result of the defence of these lawsuits.

A hearing is currently scheduled before the Court on November 4, 2003, at which time BCI and BCE will seek the dismissal of the Shaw and Gillespie claims.

e)

CDP filed a proof of claim with the Monitor and a Notice of Action in the Court in connection with CDP’s former holdings of a portion of BCI’s 6.5% convertible unsecured subordinated debentures (the “CDP Action”). CDP is seeking up to $110 million in damages, together with interest and costs, against BCI, BCE and certain current and former members of BCI’s board of directors. CDP’s claim contains allegations that are substantially similar to those contained in the 6.75% Debenture Class Action. On September 9, 2003, BCI, BCE and the other defendants in the CDP Action entered into an agreement with CDP with respect to the procedure to be followed in connection with the CDP action.

This agreement provides that the defendants will undertake limited examinations of CDP to determine whether the CDP Action raises factual or legal issues or defences different from those in the class action lawsuit filed on behalf of former holders of BCI’s 6.75% convertible unsecured subordinated debentures (the “6.75% Debenture Class Action”). If the defendants determine that no such different issues or defences exist, then the remaining terms of the agreement will go into effect.

The balance of the agreement provides that the prosecution of the CDP Action will be stayed pending a final adjudication or settlement of the 6.75% Debenture Class Action, and the resolution of the 6.75% Debenture Class Action shall form the basis for the final resolution of the CDP Action. If any damages award or settlement is made with respect to the 6.75% Debenture Class Action, the parties have agreed that the CDP Action will be resolved on a pro rata basis, or if any such award or settlement in the 6.75% Debenture Class Action is to be assessed on an individual debentureholder basis, then CDP will be entitled to participate in that assessment to the same extent as any other class member and to have its assessment of entitlement to recovery under the CDP Action conducted concurrently with its individual assessment in the 6.75% Debenture Class Action. CDP has also agreed not to advance any claims as a holder of 6.75% debentures outside of the 6.75% Debenture Class Action, nor any claims as a common shareholder of BCI outside of any certified common shareholder class action of which it may be found to be a member.

This agreement is subject to approval by the Court in accordance with BCI’s Plan of Arrangement.

BCI is of the view that the allegations are without merit and intends to take all appropriate actions in order to vigorously defend its position.

Notes to the Consolidated Financial Statements (unaudited)
(All tabular amounts are in thousands of Canadian dollars, except share and per share information )

10.	Discontinued operations

Spanish Americas Mobile, Spanish Americas Broadband and Brazil Broadband

Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, as part of a reorganization of Telecom Américas (the “Reorganization”) Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value. Regulatory approval for the distribution of Techtel was received during May, 2002, accordingly it was distributed as provided for in the Reorganization.

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Net gain on Reorganization	-	-	-	683,460
Loss on write-down of investments	-	-	-	(108,601)
Loss on write-off of put option	-	-	-	(15,898)
Reversal of future income tax liabilities	-	-	-	79,733
Other	-	-	-	4,928

Net earnings (loss) from discontinued operations	$-	$-	$-	$643,622

Cash flows from discontinued operations are as follows:
	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Operating activities	-	-	-	7,357
Investing activities	-	-	-	(61,567)
Financing activities	-	-	-	18,062
Foreign exchange gain (loss) on cash held in	-	-	-
foreign currencies	-	-	-	(989)

Cash flows (used for) from discontinued operations	$-	$-	$-	$(37,137)

11.	Supplementary cash flow information

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Interest paid	$8,800	$9,319	$17,600-	$100,526

TRADING STATISTICS

Price Range of Common Shares					Average Daily Trading Volumes

		High	Low	Close
Toronto Stock Exchange	($)	3.21	2.60	3.11	Toronto Stock Exchange	18,744
NASDAQ	(US$)	2.38	1.85	2.32	NASDAQ (BCICF)	6,119

Additional information may be obtained from:

Bell Canada International Inc.
Investor Relations
1000, rue de La Gauchetière Ouest, Bureau 1200
Montréal (Québec) H3B 4Y8
Tel: (514) 392-2323
Fax (514) 392-2266
E-mail: investor.relations@bci.ca

BCI files financial and corporate information with Canadian securities commissions. This information can be found at www.sedar.com or on the BCI website, www.bci.ca, and is available from the Corporation upon request. The Corporation also files financial and corporate information with the US Securities and Exchange Commission (SEC). This information is accessible on the SEC’s website, www.sec.gov, and is available from the Corporation upon request.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.

A subsidiary of BCE Inc., Canada’s largest communications company, BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this report describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 20-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.